12g3-2(b) File No. 82 -4965

mobistar

RECEIVED
2004 AUG 17 A 8: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036259

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

26 July 2004

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

8/17

**Press release**
26/07/2004

# Bernard Moschéni to succeed Bernard Ghillebaert as head of Mobistar



*Brussels, Monday 26 July 2004* - **The Board of Directors of Mobistar today decided to approve the appointment of Bernard Ghillebaert's successor: Bernard Moschéni will be heading Mobistar as of October 1st this year.**

Effective 1 October 2004, Bernard Moschéni will assume the position of Chief Executive Officer (CEO) of Mobistar.

After initially working within the Suez and Renault groups, Bernard Moschéni´s career in telecommunications commenced in 1992 as CEO of Group Diagram, an Italian division of the France Telecom group. Following this experience, Bernard Moschéni was appointed chief financial officer (CFO) of the Mexican operator Telmex in 1994, after which he joined Mobil Rom, the Romanian mobile telephony subsidiary of France Telecom in 1997. It was in February 2000 that Bernard Moschéni was appointed CEO of Mobil Rom, where he successfully implemented the name change of Mobil Rom becoming Orange Romania in April 2002. Orange Romania, currently the Romanian mobile telecom leader, serves more than 4 million customers and held a 48% market share at the end of June this year.

A 52-year-old French citizen, Bernard Moschéni is a graduate of the Institute of Political Studies of Lyon and holds a Masters degree in Banking and Finance.

Bernard Moschéni will be replacing Bernard Ghillebaert, who after having launched Mobistar in 1995 and running it for more than eight years, has decided to accept a new challenge offered to him by the Orange Group. Mr. Ghillebaert will be replacing Richard Brennan within the executive team of the Orange Group, where he will hold the position of Executive Vice-President in charge of markets, products and technology.

**12g3-2(b) File No. 82 –4965**

mobistar



Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

29 July 2004

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

# Mobistar continues its growth

- Compared with the first half of 2003, the Mobistar Group's operating revenue rose 18.7% to 670.7 million euro. Consolidated turnover was 648.7 million euro, an increase of 19.1%. The turnover of the mobile business increased by 20.1% to 600.7 million euro, 2/3 due to increase of the average customer base and 1/3 due to an increase in ARPU (*Average Revenue Per User*). Turnover from fixed telephony and data rose 6.1% to 50.3 million euro.
- In order to function closer to the reality of the market, Mobistar decided to no longer take into account its "machine to machine" cards as part of its customer base. So the number of active customers (without taking into account "machine to machine" cards) rose from 2,600,181 in December 2003 to 2,662,336 in June 2004. The proportion of post-paid customers rose sharply, reaching 32.9% of the active customer base.
- According to information from Mobistar, mobile telephony should have reached active market penetration of about 77% by the end of June 2004, compared to 72% one year ago. In this context, Mobistar should have a market share of about 33.3%. In June 2003, Mobistar's market share slightly exceeded 32.5%.
- ARPU registered an increase, both for prepaid cards and for contracts. At the end of June 2004, Mobistar had an average ARPU of 36.04 euro per month and per active customer (without taking into account "machine to machine" cards). Average monthly ARPU was 34.86 euro at the end of December 2003 and 34.03 at the end of June 2003.
- Consolidated EBITDA (*Earnings Before Interest, Taxation, Depreciation and Amortization*) rose 31.2% to 268.1 million euro. The consolidated EBITDA margin (as a %age of telephony turnover) was 43.2%. The EBITDA margin of the mobile business reached 43.6% compared with 42.4% in June 2003. The EBITDA margin of the fixed-data business rose from 2.6% to 35.8%, an increase which is partly due to exceptional items.
- The Mobistar Group posted half-yearly consolidated net profits of 119.7 million euro (which is equivalent to 1.91 euro/share), up 15.5% compared with the net profit of 103.6 million euro made over the same period a year ago. It should be borne in mind that the pre-tax result rose 58.6% to 164.3 million euro.
- For its mobile activity, Mobistar posted a net profit of 110.2 million euro, compared with a net profit of 108.8 million euro a year earlier. As to the result of the fixed business, it moved into the black, at 9.5 million euro, compared with a loss of 5.2 million euro in June 2003.
- During the first half of 2004, Mobistar generated consolidated free cash flow of 120.1 million euro, which enabled it to reduce its net debt to 286.6 million euro, or a reduction of 29.5% in six months.

***Brussels, 27 July 2004***

Mobistar (*Euronext Brussels: MOBB*) is presenting its results for the first half of 2004 today. Over the first six months of the year, Mobistar generated consolidated operating revenue of 670.7 million euro, an increase of 18.7% compared with the first half of 2003. The turnover of the mobile business increased 20.1% to reach 600.7 million euro. The turnover of the fixed business increased 6.1% to reach 50.3 million euro.

## *Strong increase in postpaid and ARPU*

This growth in revenue came largely from a sharp increase in the number of customers, but also a substantial increase in ARPU.

The active customer base rose from 2,600,181 in December 2003 to 2,662,336 in June 2004, without counting "machine to machine" cards, which rose from 15,187 in December 2003 to 19,609 at the end of June 2004. The new customers acquired were mainly postpaid customers. Over the same period, the proportion of postpaid customers rose from 31.0% to 32.9%. The trend towards more contracts is due both to an increase in migration of prepaid customers to a contract, and a continuation of acquisition of customers from other operators, particularly under the Family contracts and Business offers. Mobistar continued to benefit from the Mobile Number

Portability.

On the one hand, the increase in the number of postpaid customers results in an increase in ARPU (*Average Revenue Per User*): average ARPU rose from 34.03 euro/month in June 2003 to 36.04 euro/month in June 2004. On the other, average consumption is increasing both among prepaid and postpaid customers: for prepaid cards, average ARPU rose in one year from 16.66 to 17.86 euro/month, while for postpaid card, average ARPU rose from 63.15 to 67.23 euro/month.

This trend to more postpaid cards in the active base is also due to Mobistar's success in the business market. Mobistar's market share in this segment exceeded 30% at the end of June.

### More and more SMS

In absolute value terms, the growth in data revenue is substantial: the revenue generated during the first six months of 2004 by mobile data transmission was 89.4 million euro, or an increase of over 19% compared with the same period in 2003. Given the sharp increase in voice telephony, the proportion of revenue generated by mobile data transmission remains stable.

Even if the other data transmission activities doubled their turnover in comparison with the first half of 2003, SMS still accounts for the majority of this revenue. On average, in the first half of 2004, Mobistar transmitted nearly 94 million SMSs per month, compared with an average of 82 million per month at the end of June 2003. This increase can be explained both by an increase in the number of customers using SMSs (67.4% of the active customer based compared with 64.6% at the end of June 2003) and by average usage, which increased to reach 52.4 SMSs per month and per user. The "premium" SMS applications continued to grow: at the end of June 2004, these "value-added" SMSs represented 15.8% of SMS revenue (compared with 12.3% in June 2003). WAP also continued to make progress, with another doubling of usage during the first half of 2004. The launch of Orange World, on 1 July 2004, should encourage Mobistar customers to use multimedia services even more.

### Profitability confirmed

In consolidated figures, the Mobistar Group posted EBITDA of 43.2% of telephony turnover. This figure represents growth in EBITDA by 31.2% to 268.1 million euro. Pre-tax profits were 164.3 million euro, an increase of 58.6% on June 2003. For the first time in its history, Mobistar is in a paying taxes situation: the net profit of the Mobistar Group was 119.7 million euro, 15.5% up on the net profit of 103.6 million euro posted in June 2003. As a result of this, Mobistar achieved net profit per share of 1.91 euro. This net profit includes the financial charges connected with the early repayment of the financial debt.[1]

Once again, these excellent results were achieved thanks to remarkable growth in income and a pronounced improvement in the quality of Mobistar's active customer base, but also thanks to continued control over costs: operating costs only increased by 9.5%, to 486.4 million euro, an increase well below the increase in revenue.

The EBITDA of the mobile business is still rising, from 203.1 million euro in June 2003 to 250.1 million euro in June 2004, or 43.6% of mobile telephony turnover. The pre-tax profit from this activity is 152.1 million euro, or an increase of 39.8% compared with June 2003; which translates into a half-year net profit after tax of 110.2 million euro.

The EBITDA of the fixed business rose from 1.2 million euro in June 2030 to 18 million euro in June 2004, which represents a margin of 35.8% of telephony turnover. This substantial improvement in profitability can be explained partly by exceptional provisions that affected the profitability of the business in 2003 and by a partial write-back of these provisions during the first half of 2004.

### Investments

The investments by Mobistar increased from 52.7 million euro in June 2003 to 58.4 million euro in June 2004, a very slight increase. The investments, particularly in the network (2G and 3G) should be accentuated during the second half of the year, following the signature of the UMTS-contract.

### Cash flow

At the end of the first half of 2004, Mobistar's free cash flow was 120.1 million euro. In six months, the

[1] This exceptional financial charge of 11 million euro is connected with the consequences of an early repayment of the financial debt and the consequences of swaps intended to cover interest rate risk.

net debt of the Mobistar Group fell by 29.5%, from 406.7 million euro at the end of December 2003 to 286.6 million euro at the end of June 2004. These results are essentially due to the excellent profitability of Mobistar throughout the first half-year.

# *Outlook*

Mobistar is well on the way to achieve its targets and those of its shareholders. Mobistar continues to focus on increasing its market share in mobile voice telephony while increasing usage and profitability. More and more, Mobistar aims to evolve towards convergent services enabling its private or business customers to benefit from the best that technology has to offer. Mobistar is continuing its strategy, which consists of offering its customers real solutions for substitution of fixed telephony by mobile, and multimedia and data transmission services that meet their expectations.

After an audit of our cost model by IBPT, Mobistar will reduce its mobile termination tariffs by 7% in November 2004.

Given the excellent first half of the year, Mobistar is now able to confirm its intention to post double-digit growth in its revenue over the full year 2004, probably about 15%, while improving its operational efficiency by continuing its efforts to reinforce its balance sheet situation. In view of the seasonal nature of certain costs, the EBITDA should stabilize above 40% of margin (on the telephony turnover). Investments should be rather higher during the second half of the year. Mobistar is expecting a net profit per share of approximately 4 euros over the year 2004.

**Statutory Auditor's Report**

We have performed a limited review on the interim consolidated financial statements of Mobistar NV for the period ended June 30, 2004 which show a balance sheet total of EUR 974.766.707 and a net profit for the period of EUR 119.711.873. Our review was performed within the framework of the reporting on the interim consolidated financial statements for a six-month period then ended.

Our examination has been conducted in accordance with the recommendations of the Institute of Company Auditors (Instituut der Bedrijfsrevisoren/Institut des Reviseurs d'Entreprises) with regards to limited review procedures. Therefore, our review consisted mainly of the examination, comparison and discussion of the financial information provided to us. As a consequence, our review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Based on our review, we are not aware of any important adjustments that should be made to the interim consolidated financial statements.

Brussels, July 26, 2004

Ernst & Young Reviseurs d'Entreprises S.C.C. (B 160)

Statutory Auditor

Attachments: Tables with key figures in euros and IFRS note.

***

*Mobistar (EURONEXT BRUXELLES: MOBB) is one of the main players in the telecommunications business in Belgium, offering mobile and fixed telephony services and operating in other markets with high growth potential (data transmission, Internet, etc.). Mobistar, which is among the operators with the fastest growth in Europe, is the Belgian subsidiary of Orange S.A., which encompasses all the international mobile activities of France*

*Telecom. Mobistar is listed on the Brussels Stock Exchange. Mobistar had a total of 2,662,336 active customers on 30 June 2004, not including 19,609 "machine to machine" cards.*

***

| Consolidated Financial Information (Mio ) | Mobistar Group | | |
|---|---|---|---|
| | 30.06.2004 | 30.06.2003 | Variation (%) |
| **Operating revenues** | | | |
| Total service revenues | 621.1 | 523.0 | 18.8% |
| Handset sales | 27.6 | 21.5 | 28.4% |
| **Total turnover** | 648.7 | 544.5 | 19.1% |
| Other revenues and capitalized production | 22.0 | 20.5 | 7.3% |
| **Total operating revenues** | 670.7 | 565.0 | 18.7% |
| **Operating expenses** | | | |
| Interconnection costs | 133.2 | 120.4 | 10.6% |
| Costs of equipment and goods sold | 71.6 | 54.7 | 30.9% |
| Services and other goods | 127.6 | 104.9 | 21.6% |
| Remuneration, social security and pensions | 64.9 | 66.0 | -1.7% |
| Depreciation and amortisation | 83.1 | 82.7 | 0.5% |
| Bad debt, inventory and other provisions | -1.2 | 6.6 | -118.2% |
| Other operating charges | 6.5 | 8.1 | -19.8% |
| Depreciation consolidation difference | 0.7 | 0.7 | 0.0% |
| **Total operating expenses** | 486.4 | 444.1 | 9.5% |
| EBITDA | 268.1 | 204.3 | 31.2% |
| EBITDA margin in % of service revenues | 43.2% | 39.1% | |
| EBIT (operating profit) | 184.3 | 120.9 | 52.4% |
| Financial result | -20.0 | -17.3 | -15.6% |
| Current result | 164.3 | 103.6 | 58.6% |
| Result for the period before tax | 164.3 | 103.6 | 58.6% |
| Taxes | -44.6 | 0.0 | NS |
| Result for the period after tax | 119.7 | 103.6 | 15.5% |

| Financial information by activity [1] (Mio ) | 30.06.2004 | | | 30.06.2003 | | |
|---|---|---|---|---|---|---|
| | Mobile | Fix Voice Data | Total consolidated | Mobile | Fix Voice Data | Total consolidated |
| Total service revenues | 573.1 | 50.3 | 621.1 | 479.4 | 46.7 | 523.0 |
| Handset sales | 27.6 | 0.0 | 27.6 | 20.8 | 0.7 | 21.5 |
| **Total turnover** | 600.7 | 50.3 | 648.7 | 500.2 | 47.4 | 544.5 |
| Other revenues and capitalized production | 21.5 | 0.5 | 22.0 | 18.2 | 2.3 | 20.5 |
| **Total operating revenues** | 622.2 | 50.8 | 670.7 | 518.4 | 49.7 | 565.0 |
| EBITDA | 250.1 | 18.0 | 268.1 | 203.1 | 1.2 | 204.3 |
| EBITDA margin in % of service revenues | 43.6% | 35.8% | 43.2% | 42.4% | 2.6% | 39.1% |
| EBIT (operating profit) | 169.9 | 14.4 | 184.3 | 123.5 | -2.6 | 120.9 |
| Financial result | -17.8 | -2.2 | -20.0 | -14.7 | -2.6 | -17.3 |
| Result for the period before tax | 152.1 | 12.2 | 164.3 | 108.8 | -5.2 | 103.6 |
| Taxes | -41.9 | -2.7 | -44.6 | | | |
| Result for the period after tax | 110.2 | 9.5 | 119.7 | 108.8 | -5.2 | 103.6 |

(1) The financial figures per activity are presented before elimination of inter-activity transactions.

| **Balance sheet** (Mio ) | 30.06.2004 | 31.12.2003 |
|---|---|---|
| Net fixed assets | 782.0 | 807.4 |
| Current assets | 186.2 | 147.5 |
| Cash | 6.6 | 17.8 |
| **Total assets** | 974.8 | 972.7 |
| Shareholders' equity | 425.7 | 296.2 |
| Provisions | 6.1 | 4.4 |
| Long-term subordinated debt | 0.0 | 234.4 |
| Long-term debt | 250.0 | 130.1 |
| Short-term debt | 43.1 | 60.0 |
| Other short-term debt | 249.9 | 247.6 |
| **Total Liabilities** | 974.8 | 972.7 |

| **Cash flow** (Mio ) | 30.06.2004 | 30.06.2003 |
|---|---|---|
| EBITDA | 268.1 | 204.3 |
| Capital Expenditures | -58.4 | -52.7 |
| Change in net working capital | -34.8 | 14.4 |
| Issued capital and share premium account | 9.8 | 0.0 |
| Net financial charges | -20.0 | -17.3 |
| Taxes | -44.6 | 0.0 |
| **Free Cash Flow** | 120.1 | 148.7 |

**Implementation of International Financial Reporting Standards (IFRS)**

Mobistar complies with the requirements of circular FMI/2004-01 issued by the Banking, Finance and Insurance Commission and recommendation CESR/03-32e published by the Committee of European Securities Regulators, in particular concerning the content of financial information to be provided in the annual report 2004, regular interim information in 2005 and the 2005 annual accounts.

In accordance with Regulation EEC 1606/2002 and the Royal Decree of 4 December 2003, and in accordance with the IFRS 1 standard, First-time adoption of IFRS standards as an accounting reference framework, the Mobistar Group's consolidated accounts (interim and annual) of the 2005 financial year will be drawn up according to the international accounting standards with a comparison for 2004. Before publishing that comparative information, Mobistar will have to prepare an opening balance sheet as of 1 January 2004, the starting point for application of the IFRS standards and the date when the impacts of the transition will be recording on the capital and reserves.

In this context, the Mobistar group has implemented, from the second half of 2003 onward, a plan to convert to the IFRS standards, which pursues the following main objectives:

- to identify the main differences in accounting treatment between the Belgian standards and IFRS;
- to prepare an opening balance sheet as of 1 January 2004 according to the IFRS standards, reconciled with the balance sheet in accordance with the Belgian accounting rules on that date;
- to draw up the interim and annual consolidated financial reports (balance sheet, profit and loss account and statements of changes in cash flows) for the financial year 2004 according to IFRS standards, also reconciled with the financial statements drawn up according to Belgian standards, in order to allow comparability of the IFRS financial information which will be published in 2005;
- to identify and measure the impact of various transitional arrangements provided for in the IFRS 1 standard with regard to first-time adoption of IFRS standards.

The main guidelines adopted to date by the Mobistar group, in the context of assessment of the main differences in accounting treatment between IFRS standards and the Belgian standards described below, related to the following aspects:

- Mobistar is not planning to capitalise the financial interest paid in the context of construction of its networks (recorded as charges for the periods in which they were incurred);
- Mobistar is not planning to account for stock options granted to members of staff at their fair value in the context of the first-time adoption of IFRS 2 (to the extent that these stock options were granted before 7 November 2002).

Furthermore, Mobistar is now considering using the exemption foreseen in paragraph 15 of the IFRS 1 standard for its acquisition transactions concerning the capital of its subsidiaries Mobistar Corporate Solutions and Mobistar Affiliate (Debitel).

The main differences in accounting treatment between the IFRS standard and Belgian standards and their estimated impact on the capital and reserves of the Mobistar Group on 1 January 2004 and on 30 June 2004 are as follows:

- Some financial derivatives had been considered until now as hedging instruments under the application of the Belgian accounting standards. Although these instruments are actually used for hedging purposes, this accounting description could not be maintained under the application of the principles of the IAS 39 standard on financial derivatives. As a consequence, these derivatives are accounted for at their fair value in the opening balance sheet of 1 January 2004 and the discrepancy between this fair value and the net book value of these derivatives reflected in the balance sheet according to Belgian standards will be recorded in the capital and reserves. The estimated impact on capital and reserves as of 1 January 2004 represents a negative amount of approximately 9.6 million euro. These financial instruments were cancelled during the first half of 2004, and the latent loss of 9.6 million euro was recorded as a result in the accounts drawn up under Belgian standards for the half year ending on 30 June 2004. On 30 June

2004, therefore, there will no longer be any difference between the capital and reserves according to international accounting standards and the capital and reserves drawn up according to Belgian standards.

- The IAS 12 standard relating to taxation of profits, unlike the Belgian accounting standards, makes it compulsory to record on the balance sheet of assets and liabilities the deferred taxation resulting from time-lags between the accounting value and the tax basis of the assets or liabilities, and those resulting from losses brought forward, depending on their probability of recovery; The estimated impact connected with the recording of deferred taxation on the assets side on the losses brought forward and tax rebates for investments by the Mobistar group, and on the recording of certain derivatives at their fair value (see above) will represent a positive amount of 27.7 million euro on 1 January 2004 (16.8 million euro on 30 June 2004).

In the provisional state of the guidelines for the Mobistar Group's plan to convert to IFRS standards, the other differences identified do not appear likely to have a significant impact on the consolidated capital and reserves or the consolidated balance sheet total a of 1 January 2004 or as of 30 June 2004. However, Mobistar (and its main shareholder, the France Telecom group) have not yet finalised all the analyses or adopted all the decisions or accounting choices necessary to draw up a complete IFRS balance sheet as of 1 January and as of 30 June 2004, and the Mobistar Group is therefore not able to publish that information at present. The main significant areas which will have to be the subject of definitive analyses and accounting choices during the second half of 2004 concern the recording of revenue, accounting for acquisition cost and retention of customers, as well as the implementing arrangements for the component-based approach for fixed assets.